Exhibit 99.11

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT is made as of the 29th day of June, 2021 by and by and among Glass House Brands Inc., a British Columbia corporation f/k/a Mercer Park Brand Acquisition Corp. (the “Company”) and the parties listed on Schedule B hereto. Any capitalized term used but not defined herein will have the meaning ascribed to such term in the Merger Agreement (as defined below).

WHEREAS, the Company and GH Group, Inc., a Delaware corporation (“GH”) are party to that certain Agreement and Plan of Merger dated as of April 8, 2021 (as amended, the “Merger Agreement”), pursuant to which, on the Closing Date, the Company will indirectly acquire GH;

WHEREAS, pursuant to the Merger Agreement, the Holders (as defined below) will, on the closing of the transactions contemplated therein, hold certain subordinate, restricted or limited voting shares (“Subordinate Shares”), or certain warrants or exchangeable shares (collectively, “Rights”) representing rights to acquire Subordinate Shares; and

WHEREAS, in connection with the transactions contemplated by the Merger Agreement, the Company and the Holders desire to enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE 1

INTERPRETATION AND GENERAL MATTERS

Section 1.1            Definitions

In this Agreement, the following terms have the following meanings:

(a)	“Additional Demand Notice” has the meaning ascribed thereto in Section 2.1(b);

(b)	“Additional Demanding Holder” has the meaning ascribed thereto in Section 2.1(b);

(c)	“Affiliates” means, with respect to any specified Person, any other Person which directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such specified Person;

(d)	“Agreement”, “this Agreement”, “the Agreement”, “hereof”, “herein”, “hereto”, “hereby”, “hereunder” and similar expressions mean this Agreement, including all of its schedules and all instruments supplementing, amending or confirming this Agreement; and all references to “Articles” or “Sections” refer to the specified Article or Section of this Agreement;

(e)	“bought deal” means a public offering of securities as described in the definition of “bought deal agreement” in Section 7.1 of National Instrument 44-101 – Short Form Prospectus Distributions;

(f)	“Business Day” means any day, other than a Saturday, a Sunday or a civic or statutory holiday in the Province of Ontario;

(g)	“Company” has the meaning specified in the preamble;

(h)	“Company Initiated Distribution” has the meaning ascribed thereto in Section 2.3(a)(i);

(i)	“controlled” means: (i) in the case of a company or other body corporate wherever or however incorporated: (A) securities entitled to vote in the election of directors carrying in the aggregate at least a majority of the votes for the election of directors and representing in the aggregate at least a majority of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by or solely for the benefit of the other Person or Persons; and (B) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of directors of such company or other body corporate; or (ii) in the case of a Person that is not a company or other body corporate, at least a majority of the participating (equity) and voting interests of such Person are held, directly or indirectly, by or solely for the benefit of the other Person or Persons; and “controls”, “controlling” and “under common control with” shall be interpreted accordingly;

(j)	“Demand Notice” has the meaning ascribed thereto in Section 2.1(a);

(k)	“Demand Registration” has the meaning ascribed thereto in Section 2.1(a);

(l)	“Demanding Holder” has the meaning ascribed thereto in Section 2.1(a);

(m)	“Distribution” means a distribution of Subordinate Shares (or of securities exercisable or exchangeable for, or convertible into, Subordinate Shares) to the public by way of a Prospectus under Securities Laws in one or more jurisdictions in Canada, excluding any distribution of Subordinate Shares relating to (a) employee benefit plans, equity incentive plans or dividend reinvestment plans, or (b) an acquisition or merger after the date hereof by the Company or any of its subsidiaries of or with any other businesses;

(n)	“Holders” means, collectively, the Principal Holders and the Other Holders, and “Holder” means any one of them;

(o)	“Indemnified Party” has the meaning ascribed thereto in Section 3.4;

(p)	“Indemnifying Party” has the meaning ascribed thereto in Section 3.4;

(q)	“Long-Form Demand Registration” has the meaning ascribed thereto in Section 2.1(a);

(r)	“Long-Form Prospectus” means a long form prospectus prepared in accordance with the requirements of Securities Laws for a public offering of securities in Canada;

(s)	“Minimum Price” has the meaning ascribed thereto in Section 2.3(a);

(t)	“Other Holder” means those Persons listed as “Other Holders” on the signature pages hereto and any Person that becomes a Party to this Agreement as an Other Holder pursuant to Section 6.6;

(u)	“Participating Holders” means, collectively, the Demanding Holder, if any, and the Piggy-Back Holders, as applicable;

(v)	“Parties” means, collectively, the Company and the Holders, and “Party” means any one of them;

(w)	“Person” means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company;

(x)	“Piggy-Back Holder” has the meaning ascribed thereto in Section 2.2;

(y)	“Piggy-Back Notice” has the meaning ascribed thereto in Section 2.2;

(z)	“Piggy-Back Registration” has the meaning ascribed thereto in Section 2.2;

(aa)	“Principal Holders” means those Persons listed as “Principal Holders” on the signature pages hereto and any Person that becomes a Party to this Agreement as a Principal Holder pursuant to Section 6.6 from time to time;

(bb)	“Prospectus” means a Long-Form Prospectus or a Short-Form Prospectus;

(cc)	“Registrable Securities” means (a) any Subordinate Shares held by any Holder including any Subordinate Shares issuable or issued upon the exercise of any Rights held by any Holder; (b) any Subordinate Shares issuable upon the exercise, conversion or exchange of any of the Company’s or any affiliate’s securities, in each case, to the extent exercisable, convertible or exchangeable, held by any Holder, and (c) all Subordinate Shares directly or indirectly issued or issuable with respect to the securities referred to in paragraphs (a) - (b) above by way of share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization;

(dd)	“Securities Act” means the Securities Act (Ontario), and any successor to such statute, as it may, from time to time, be amended and in effect;

(ee)	“Securities Laws” means, collectively, the applicable securities laws of each of the provinces and territories of Canada and the respective regulations, instruments and rules made under those securities laws together with all applicable orders and rulings of the securities commissions or regulatory authorities of Canada and of each of the provinces and territories of Canada and the applicable rules and requirements of any stock exchange on which the Company has its securities listed or has applied to list its securities;

(ff)	“Securities Regulators” means, collectively, the securities commissions or other securities regulatory authorities in each of the provinces or territories of Canada;

(gg)	“Shares” means the Subordinate Shares and any other shares in the share capital of the Company, other than the multiple voting Shares in the capital of the Company;

(hh)	“Short-Form Demand Registration” has the meaning ascribed thereto in Section 2.1(a);

(ii)	“Short-Form Prospectus” means a short form prospectus prepared in accordance with the requirements of Securities Laws for a public offering of securities in Canada;

(jj)	“Subordinate Shares” has the meaning ascribed thereto in the recitals;

(kk)	“Tax Act” means the Income Tax Act (Canada), and the regulations thereunder, as each may be amended from time to time, and any successor legislation thereto;

(ll)	“underwriter” and all terms which are derivatives thereof shall be deemed to include “best efforts agent” and all terms which are derivatives thereof, as appropriate;

(mm)	“Underwriters’ Cutback” has the meaning ascribed thereto in Section 2.3(a); and

(nn)	“Valid Business Reason” has the meaning ascribed thereto in Section 2.1(d)(i).

Section 1.2            Time of the Essence

Time shall be of the essence of each provision of this Agreement. Any extension, waiver or variation of any provision of this Agreement shall not be deemed to affect this provision and there shall be no implied waiver of this provision.

Section 1.3            Calculation of Time

Unless otherwise specified, time periods within or following which any act is to be done pursuant to this Agreement shall be calculated by excluding the day on which the period commences and including the day on which the period ends.

Section 1.4            Business Days

Whenever any action to be taken pursuant to this Agreement would otherwise be required to be taken on a day that is not a Business Day, such action shall be taken on the first Business Day following such day.

Section 1.5            Headings

The descriptive headings preceding Articles and Sections of this Agreement are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of such Articles or Sections. The division of this Agreement into Articles and Sections shall not affect the interpretation of this Agreement.

Section 1.6            Plurals and Gender

Any reference in this Agreement to gender includes all genders (including neuter) and words denoting the singular number only shall include the plural and vice versa.

Section 1.7            Currency

All references in this Agreement to “dollars” or “$” are expressed in Canadian currency, unless otherwise specifically indicated.

Section 1.8            Statutory References

Any reference in this Agreement to a statute shall mean such statute as it is in force as at the date of this Agreement (together with all regulations promulgated thereunder), as the same may be amended, reenacted, consolidated or replaced from time to time, and any successor statute thereto, unless otherwise stated.

Section 1.9            Rules of Construction

The Parties to this Agreement waive the application of any law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.

Section 1.10          Other References

The expressions “include,” “includes” and “including”, as used in this Agreement, shall be deemed to be followed by “without limitation”, whether or not they are in fact followed by such words or words of like import.

ARTICLE 2

REGISTRATION RIGHTS

Section 2.1            Demand Registration Rights

(a)	At any time and from time to time from and after the expiration of any lock-up to which a Principal Holder is subject, any Principal Holder (the “Demanding Holder”) may, subject to the limitations of this Article 2, request the Company to prepare and to file with respect to all or any portion of the Registrable Securities held by such Demanding Holder (a “Long-Form Demand Registration”) a Long-Form Prospectus under applicable Securities Laws and take such other steps as may be necessary to facilitate a secondary offering in Canada by giving written notice of such Long-Form Demand Registration to the Company and the other Principal Holders (if applicable) (the “Demand Notice”). At any time the Company is eligible to use a Short-Form Prospectus, a Demanding Holder may use its right to make a Demand Notice under this Section 2.1(a) to request the Company to prepare and to file with respect to all or any portion of the Registrable Securities held by such Demanding Holder a Short-Form Prospectus (a “Short-Form Demand Registration” and, together with a Long-Form Demand Registration, a “Demand Registration”) under applicable Securities Laws and take such other steps as may be necessary to facilitate a secondary offering in Canada.

(b)	If a Principal Holder who is not a Demanding Holder pursuant to an issued Demand Notice wishes to participate with the Demanding Holder in the Demand Registration (an “Additional Demanding Holder”), then such Additional Demanding Holder shall notify the Demanding Holder and the Company, in writing, of such intention (the “Additional Demand Notice”) within five (5) Business Days of receipt of the Demand Notice (provided that if such Distribution is to be effected as a bought deal, such Additional Demanding Holder shall respond consistent with the time periods typical for transactions of that nature). The Additional Demand Notice shall state the number of Registerable Securities that the Additional Demanding Holder wishes to sell in the Demand Registration, and for the purposes hereof, the Additional Demanding Holder, together with the initial Demanding Holder, shall be deemed to be the “Demanding Holder” and an Additional Demand Notice, together with the initial Demand Notice shall be deemed to be the “Demand Notice” given at the time of such Additional Demand Notice.

(c)	The Company shall, subject to the limitations of this Article 2 and applicable Securities Laws, use commercially reasonable efforts to as expeditiously as reasonably practicable, but in any event no more than 45 days after the Company’s receipt of the Demand Notice, prepare and file a preliminary Prospectus under applicable Securities Laws and promptly thereafter take such other steps as may be necessary in order to effect the Distribution in Canada of all or any portion (as may be reduced pursuant to Section 2.3) of the Registrable Securities of the Demanding Holder requested to be included in such Demand Registration. The Parties shall cooperate in a timely manner in connection with any such Distribution and the procedures in Schedule “A” shall apply to such Distribution.

(d)	The Company shall not be obliged to effect a Demand Registration:

(i)	in the event the Board of Directors of the Company reasonably determines in its good faith judgment that either (A) the effect of the filing of a Prospectus would materially interfere with the ability of the Company to consummate a pending or proposed material financing, acquisition, corporate reorganization, merger or other material transaction involving the Company or would have a material adverse effect on the business of the Company, or (B) there exists at the time material non-public information relating to the Company the disclosure of which would be detrimental to the Company (each of (A) and (B) being a “Valid Business Reason”), then in either case, the Company’s obligations under this Section 2.1 will be deferred for a period of not more than 90 days from the date of receipt of the Demand Notice; provided, however, that (i) the Company may not invoke its right to defer its obligations under this Section 2.1 more than twice in any consecutive 12-month period, (ii) the Company shall give written notice to the Demanding Holder (x) of its determination to postpone filing of the Prospectus and, subject to compliance by the Company with applicable Securities Laws, of the facts giving rise to the Valid Business Reason and (y) of the time at which it determines the Valid Business Reason to no longer exist, and (iii) the Company shall not qualify any securities offered by the Company for its own account during such period;

(ii)	in the case of a Long-Form Demand Registration, if the anticipated net aggregate offering price of the Registrable Securities to be qualified in connection with such Long-Form Demand Registration, including the value of any Subordinate Shares which may be included in the Distribution pursuant to Section 2.2, is less than US $15 million;

(iii)	in the case of a Short-Form Demand Registration, if the anticipated net aggregate offering price of the Registrable Securities to be qualified in connection with such Short-Form Demand Registration, including the value of any Subordinate Shares which may be included in the Distribution pursuant to Section 2.2, is less than US$10 million;

(iv)	for a Long-Form Prospectus if the Company is eligible to file a Short-Form Prospectus and the Company elects to file a Short-Form Prospectus for the applicable Registrable Securities instead; or

(v)	within 120 days of the date on which a receipt was issued for a Prospectus for securities of the Company in connection with a Demand Registration.

(e)	A Demand Notice shall:

(i)	specify the number of Registrable Securities that such Demanding Holder intends to offer and sell;

(ii)	express the intention of such Demanding Holder to offer or cause the offering of such Registrable Securities;

(iii)	describe the nature or methods of the proposed offer and sale thereof and the provinces and/or territories of Canada in which such offer shall be made; and

(iv)	contain the undertaking of such Demanding Holder to provide all such information regarding its holdings and the proposed manner of distribution thereof as may be required in order to permit the Company to comply with all Securities Laws.

(f)	In the case of a public offering initiated pursuant to this Section 2.1 that is expected to involve an underwriter, the Demanding Holder shall have the right, in consultation with the Company, to select the managing underwriter or underwriters to effect the Distribution in connection with such Demand Registration, provided, however, that such selection shall also be satisfactory to the Company, acting reasonably. The Company shall have the right to retain counsel of its choice to assist it in fulfilling its obligations under this Article 2.

(g)	The Company shall be entitled to include Subordinate Shares which are not Registrable Securities in any Demand Registration if the managing underwriter or underwriters, acting reasonably, are of the view that to do so would facilitate the Distribution. Notwithstanding the foregoing, if the managing underwriter or underwriters shall impose a limitation on the number or kind of securities which may be included in any such Distribution because, in its reasonable judgment, the inclusion of securities requested to be included in such offering exceeds the number of securities which can be sold in an orderly manner in such offering at no less than the Minimum Price, then the Demanding Holder shall be obligated to include in such Distribution such portion of the Subordinate Shares that have been requested to be included in such Distribution as is determined in good faith by such managing underwriter or underwriters in the priority provided in Section 2.3(a)(ii).

(h)	In the case of an underwritten Demand Registration, the Demanding Holder and its representatives may participate in the negotiation of the terms of any underwriting agreement. Such participation in, and the Company’s completion of, the underwritten Demand Registration is conditional upon each of the Demanding Holder and the Company agreeing that the terms of any underwriting agreement are satisfactory to it, in its reasonable discretion.

Section 2.2            Piggy-Back Registration Rights

If, at any time and from time to time from and after the date hereof, the Company proposes to make a Distribution for its own account, the Company will, at that time, promptly give each of the Holders written notice (the “Piggy-Back Notice”) of the proposed Distribution, which notice shall be given not less than fifteen (15) days before the anticipated filing date of the preliminary Prospectus (provided that if such Distribution is to be effected as a bought deal, the Company shall provide written notice consistent with the time periods typical for transactions of that nature). Upon the written request of a Holder to the Company given within ten (10) days after receipt of the Piggy-Back Notice (provided that if such Distribution is to be effected as a bought deal, the Holder shall respond consistent with the time periods typical for transactions of that nature) that the Holder (a “Piggy-Back Holder”) wishes to include a specified number of the Registrable Securities in the Distribution, the Company will use reasonable commercial efforts to cause the Registrable Securities requested to be qualified by such Piggy-Back Holder to be included in the Distribution on the same terms and conditions as any similar securities of the Company (subject to Section 2.3) (a “Piggy-Back Registration”), and the procedures in Schedule “A” shall apply. Notwithstanding the foregoing, a Holder shall not be permitted to exercise the rights set forth in this Section 2.2 with respect to Registrable Securities subject to an unexpired lock-up.

Section 2.3            Underwriters’ Cutback

(a)	If, in connection with a Demand Registration or a Piggy-Back Registration, the managing underwriter or underwriters shall impose a limitation on the number or kind of securities which may be included in any such Distribution because, in its reasonable judgment, the inclusion of securities requested to be included in such offering exceeds the number of securities which can be sold in an orderly manner in such offering within a price range reasonably acceptable to the Demanding Holder (in the case of a Demand Registration) or the Company (in the case of a Piggy-Back Registration), as applicable (such price, the “Minimum Price,” and such limitation, an “Underwriters’ Cutback”), then the Company shall be obligated to include in such Distribution such securities as is determined in good faith by such managing underwriter or underwriters in the following priority:

(i)	in the case of a Distribution which was initiated by the Company and not any securityholder (a “Company Initiated Distribution”):

(A)	first, such securities offered by the Company for its own account;

(B)	second, if there are any additional securities that may be underwritten at no less than the Minimum Price after allowing for the inclusion of all of the securities required under (A) above, such Registrable Securities requested to be qualified by the applicable Principal Holders, if any, pro rata based on the number of Registrable Securities requested to be included in such registration by such Holders; and

(C)	third, if there are any additional securities that may be underwritten at no less than the Minimum Price after allowing for the inclusion of all of the securities required under (A) and (B) above, such Registrable Securities requested to be qualified by the applicable Piggy-Back Holders, if any, pro rata based on the number of Registrable Securities requested to be included in such registration by such Piggy-Back Holders;

provided that if any Registrable Securities requested to be qualified by the Participating Holders are not otherwise included in such Distribution, such Registrable Securities that are not so included shall be included, to the fullest extent possible and in the priority described in paragraphs (A) to (C) above between the Participating Holders, in an over-allotment option which shall be granted to the underwriters in connection with such Distribution for such amount of Subordinate Shares requested to be qualified by the Participating Holders that were not otherwise included in such Distribution, up to an aggregate maximum number as is equal to 15% of the securities referred to in Section 2.3(a)(i)(A), Section 2.3(a)(i)(B), and Section 2.3(a)(i)(C), in aggregate, for all Participating Holders; and

(ii)	in the case of a Distribution other than a Company Initiated Distribution:

(A)	first, such Registrable Securities requested to be qualified by the Demanding Holders, pro rata among such Demanding Holders, based on the number of Registrable Securities requested to be included in such registration by such Demanding Holders; and

(B)	second, if there are any additional Subordinate Shares that may be underwritten at no less than the Minimum Price after allowing for the inclusion of all of the Registrable Securities required under (A) above, such Subordinate Shares offered by the Company for its own account.

Section 2.4            Withdrawal of Registrable Securities

(a)	Each Participating Holder will have the right to withdraw its request for inclusion of its Registrable Securities in any Demand Registration or Piggy-Back Registration pursuant to Section 2.1 or Section 2.2 by giving written notice to the Company of its request to withdraw; provided, however, that:

(i)	such request must be made in writing prior to the execution of the enforceable bought deal letter or underwriting agreement with respect to such Distribution; and

(ii)	such withdrawal will be irrevocable and, after making such withdrawal, such Participating Holder will no longer have any right to include its Registrable Securities in the Distribution pertaining to which such withdrawal was made.

(b)	Provided that a Participating Holder withdraws all of its Registrable Securities from a Demand Registration or a Piggy-Back Registration in accordance with Section 2.4(a) prior to the filing of a preliminary Prospectus, such Participating Holder shall be deemed to not have participated in or requested such Demand Registration or a Piggy-Back Registration, as applicable.

Section 2.5            Expenses

All reasonable expenses incurred by the Company and the Participating Holders in connection with a Demand Registration pursuant to Section 2.1 or a Piggy-Back Registration pursuant to Section 2.2, including: (i) Securities Regulators, Canadian stock exchange registration listing and filing fees relating to the Registrable Securities; (ii) fees and expenses of compliance with Securities Laws; (iii) printing and copying expenses; (iv) messenger and delivery expenses; (v) expenses incurred in connection with any road show and marketing activities; (vi) fees and disbursements of all independent public accountants (including the expenses of any audit and/or “comfort” letter) and fees and expenses of any other counsel and special experts retained by the Company; (vii) translation expenses; (viii) any other fees and disbursements of underwriters customarily paid by issuers or sellers of securities; (ix) underwriters’ discounts and commissions attributable to the securities being sold by the Company for its own account; and (x) fees and disbursements of one independent counsel selected by the holders of a majority-in-interest of the Registrable Securities included in such registration, not to exceed US$75,000, shall be borne by the Company, but excluding underwriters’ discounts and commissions, if any, attributable to the Registrable Securities being sold by the Holders, fees and disbursements of independent counsel to any Participating Holder, if any, in excess of the limitation set forth above, and applicable transfer taxes, if any, which shall be borne by the Participating Holders.

ARTICLE 3

DUE DILIGENCE; INDEMNIFICATION

Section 3.1            Preparation; Reasonable Investigation

In connection with the preparation and filing of any Prospectus in connection with a Demand Registration or Piggy-Back Registration as herein contemplated, the Company will give the Participating Holders, the underwriter or underwriters of such Distribution, if any, and their respective counsel, auditors and other representatives, the opportunity to fully participate in the preparation of such documents and each amendment thereof or supplement thereto, and shall insert therein such material furnished to the Company in writing, which in the reasonable judgment of the Company and its counsel should be included, and will give each of them such reasonable and customary access to the Company’s books and records and such reasonable and customary opportunity to discuss the business of the Company with its officers and auditors, and to conduct all reasonable and customary due diligence which the Participating Holders and the underwriters or underwriter, if any, and their respective counsel may reasonably require in order to conduct a reasonable investigation in order to enable such underwriters to execute any certificate required to be executed by them in Canada for inclusion in such documents, provided that the Participating Holders and the underwriters agree to maintain the confidentiality of such information.

Section 3.2            Indemnification by the Company

(a)	In connection with any Demand Registration and/or Piggy-Back Registration, the Company will indemnify and hold harmless each Participating Holder and each of their respective directors, officers, employees and agents, shareholders, limited partners and underwriters, from and against any loss (excluding loss of profits), liability, claim, damage and expense whatsoever (including reasonable legal fees and expenses), including any amounts paid in settlement of any investigation, order, litigation, proceeding or claim, joint or several, incurred, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any Prospectus, or any amendment or supplement thereto, including all documents incorporated therein by reference, or any omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or as incurred, arising out of or based upon any failure to comply with applicable Securities Laws (other than any failure to comply with applicable Securities Laws by such Participating Holder or underwriter); provided that the Company shall not be liable under this Section 3.2(a) for any settlement of any action effected without its written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided further that the indemnity provided for in this Section 3.2(a), in respect of a given Participating Holder shall not apply to any loss, liability, claim, damage or expense to the extent incurred, arising out of or based upon any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by such Participating Holder or underwriter stating that such information is being provided for use in the Prospectus. Any amounts advanced by the Company to an Indemnified Party pursuant to this Section 3.2(a) as a result of such losses will be returned to the Company if it is finally determined by a court in a judgment not subject to appeal or final review that such Indemnified Party was not entitled to indemnification by the Company.

(b)	For greater certainty, the rights to indemnification provided in Section 3.2(a) may be exercised by each Participating Holder individually and separately from the rights to indemnification of the other Participating Holders provided in Section 3.2(a), and shall not be affected in any way by the exercise, non-exercise or waiver, in whole or in part, by any other Participating Holder of such rights to indemnification.

Section 3.3            Indemnification by Participating Holders

In connection with any Demand Registration and/or Piggy-Back Registration, each Participating Holder, on a several and individual (not joint or joint and several) basis and with respect to itself only, will indemnify and hold harmless the Company and each of its directors, officers, employees, agents and shareholders from and against any loss (excluding loss of profits), liability, claim, damage and expense whatsoever (including reasonable legal fees and expenses), including any amounts paid in settlement of any investigation, order, litigation, proceeding or claim, joint or several, as incurred, arising out of or based on any untrue statement or omission of a material fact, or alleged untrue statement or omission of a material fact, made or required to be made in the Prospectus, as applicable, included in reliance upon and in conformity with written information furnished to the Company by such Participating Holder and relating solely to such Participating Holder, stating that such information is being provided for use in the Prospectus or as incurred arising out of or based upon any failure to comply with applicable Securities Laws (other than any failure to comply with applicable Securities Laws by the Company), including, for greater certainty, for any amounts paid pursuant to Section 3.2; provided that such Participating Holder shall not be liable under this Section 3.3 for any settlement of any action effected without its written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided further that the indemnity provided for in this Section 3.3 shall not apply to any loss, liability, claim, damage or expense to the extent arising out of an untrue statement or omission or alleged untrue statement or omission contained in any Prospectus relating to a Demand Registration and/or Piggy-Back Registration if the Company or any underwriter failed to send or deliver a copy of the Prospectus to the Person asserting such losses, liabilities, claims, damages or expenses on or prior to the delivery of written confirmation of any sale of securities covered thereby to such Person in any case where such Prospectus corrected such untrue statement or omission. Any amounts advanced by a Participating Holder to an Indemnified Party pursuant to this Section 3.3 as a result of such losses will be returned to such Participating Holder if it is finally determined by a court in a judgment not subject to appeal or final review that such Indemnified Party was not entitled to indemnification by such Participating Holder hereunder.

Section 3.4            Defence of the Action by the Indemnifying Parties

Each party entitled to indemnification under this Article 3 (the “Indemnified Party”) will give notice to the party required to provide indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, but the omission to so notify the Indemnifying Party shall not relieve it from any liability which it may have to the Indemnified Party pursuant to the provisions of this Article 3 except to the extent of the damage or prejudice suffered by such delay in notification. The Indemnifying Party will assume the defence of such action, including the employment of counsel to be chosen by the Indemnifying Party to the reasonable satisfaction of the Indemnified Party, and the payment of expenses. The Indemnified Party will have the right to employ its own counsel in any such case, but the legal fees and expenses of such counsel will be at the expense of the Indemnified Party, unless the employment of such counsel is authorized in writing by the Indemnifying Party in connection with the defence of such action, or the Indemnifying Party shall not have employed counsel to take charge of the defence of such action or the Indemnified Party reasonably concludes, based on the opinion of counsel, that there may be defences available to it or them which are different from or additional to those available to the Indemnifying Party (in which case the Indemnifying Party shall not have the right to direct the defence of such action on behalf of the Indemnified Party), in any of which events the reasonable fees and expenses will be borne by the Indemnifying Party, provided, further, that in no event shall the Indemnifying Party be required to pay the expenses of more than one law firm as counsel for all Indemnified Parties pursuant to this sentence. No Indemnifying Party, in the defence of any such claim or litigation, will, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

Section 3.5            Contribution

If the indemnification provided for in Section 3.2 or Section 3.3 (as applicable) is unavailable to a party that would have been an Indemnified Party under Section 3.2 or Section 3.3 (as applicable) in respect of any losses, liabilities, claims, damages and expenses referred to herein, then each party that would have been an Indemnifying Party hereunder will, in lieu of indemnifying such Indemnified Party, contribute to the amount paid or payable by such Indemnified Party as a result of such losses, liabilities, claims, damages and expenses in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and such Indemnified Party on the other hand in connection with the statement or omission which resulted in such losses, liabilities, claims, damages and expenses, as well as any other relevant equitable considerations. The relative fault will be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Indemnifying Party or such Indemnified Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case, no Person guilty of misrepresentation within the meaning of applicable Securities Laws will be entitled to contribution from any Person who was not guilty of misrepresentation. The amount paid or payable by a party under this Section 3.5 as a result of the losses, liabilities, claims, damages and expenses referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding. The Company and the Holders agree that it would not be just and equitable if contribution pursuant to this Section 3.5 were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to above in this Section 3.5.

Section 3.6            Survival

The indemnification provided for under this Agreement will survive the expiry of this Agreement and will remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Party or any officer, director or controlling Person of such Indemnified Party and will survive any transfer of securities pursuant thereto.

Section 3.7            Holder is Agent

The Company hereby acknowledges and agrees that, with respect to this Article 3, each Participating Holder is contracting on its own behalf and as agent for the other Indemnified Parties related to it referred to in this Article 3.

Section 3.8            Company is Agent

The Holders hereby acknowledge and agree that, with respect to this Article 3, the Company is contracting on its own behalf and as agent for the other Indemnified Parties related to it referred to in this Article 3.

ARTICLE 4

AMENDMENTS

Section 4.1            Amendments, Modifications, etc.

This Agreement may not be amended or modified except by an agreement in writing executed by the Company and all the Principal Holders.

ARTICLE 5

TERMINATION

Section 5.1            Term

This Agreement shall come into force and effect on the date first written above and shall terminate on the earlier of:

(a)	with respect to each Principal Holder, the date after the first continuous 90 day period during which such Principal Holder beneficially owns, directly or indirectly, in aggregate, less than 10% of the voting rights attached to all outstanding Shares and less than 10% of the outstanding Shares (it being understood that all Shares held by affiliates of a Principal Holder shall be aggregated together for the purpose of calculating such 10% threshold);

(b)	with respect to each Other Holder, the date following the closing of the third Distribution including such Other Holder as a Piggy-Back Holder; and

(c)	the date on which this Agreement is terminated by written agreement of the Company and the Principal Holders.

ARTICLE 6

GENERAL

Section 6.1            Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

Section 6.2            Obligations of the Holders not Joint

Except as otherwise provided in Section 6.6, the obligations of the Holders pursuant to this Agreement are several, and not joint or joint and several, and, no Holder shall be liable to the Company or to any other party for the failure of any other Holder to comply with its covenants and obligations under this Agreement.

Section 6.3            Public Filing

The Parties hereby consent to the public filing of this Agreement if any Party is required to do so by law or by applicable regulations or policies of any regulatory agency of competent jurisdiction or any stock exchange.

Section 6.4            Adjustments

All references to Registrable Securities and Subordinate Shares contained herein shall be adjusted to take into account any share consolidations, share divisions, share reclassifications, mergers, amalgamations, arrangements, reorganizations or similar events occurring after the date hereof.

Section 6.5            Further Assurances

Each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

Section 6.6            Assignment and Enurement

Neither this Agreement nor any benefits or duties accruing under this Agreement shall be transferred, directly or indirectly, by any Party without the prior written consent of a majority-in-interest of the Registrable Securities held by the other Parties, except that any Holder shall be entitled to assign this Agreement or the benefits or duties accruing hereunder to any affiliate thereof without the prior consent of any other Parties, provided that in each case the assignor shall remain liable for the performance under this Agreement of its assignees and of any subsequent direct or indirect assignees thereof. Subject to the foregoing, this Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. Any affiliate to whom rights under this Agreement are transferred will (x) as a condition to such transfer, deliver to the other Parties a written instrument by which such transferee agrees to be bound by the obligations imposed upon Holders under this Agreement to the same extent as if such transferee were a Holder under this Agreement and (y) be deemed to be a Holder hereunder. If the assignor is a Principal Holder, the assignee shall be a Principal Holder, and if the assignor is an Other Holder, the assignee shall be an Other Holder.

Section 6.7            Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the matters herein and supersedes all prior agreements, understandings, negotiations and discussions relating to the subject matter hereof. There are no other covenants, agreements, representations, warranties, conditions, whether direct or collateral, express or implied, that form part of or affect this Agreement except as otherwise provided in this Agreement.

Section 6.8            Waiver

Except as otherwise expressly set out herein, no waiver of any provision of this Agreement shall be binding unless it is in writing. No indulgence or forbearance by a Party shall constitute a waiver of such Party’s right to insist on performance in full and in a timely manner of all covenants in this Agreement. Waiver of any provision shall not be deemed to waive the same provision thereafter, or any other provision of this Agreement, at any other time.

Section 6.9            Notices

All notices, requests, demands or other communications required or permitted to be given by one Party to another under this Agreement shall be given in writing and delivered by personal delivery or delivery by recognized commercial courier or by e-mail addressed as follows:

(a)            if to the Company:

3645 Long Beach Boulevard

Long Beach, California 90807

Attention:               Kyle D. Kazan, CEO, and Jamin Horn, General Counsel

E-mail:                    [Redacted]

With a copy, which shall not constitute notice to:

Venable LLP

2049 Century Park East, Suite 2300

Los Angeles, CA 90067

Attention:               Matthew Portnoff

E-mail:                    [Redacted]

(b)           and if to a Holder, to its email address set forth on the signature pages hereto; or at such other address of which the addressee may from time to time may notify the addressor. Any notice delivered by personal delivery or by courier to the Party to whom it is addressed as provided above shall be deemed to have been given and received on the day it is so delivered at such address. If such day is not a Business Day, or if the notice is received after 4:00 p.m. (addressee’s local time), then the notice shall be deemed to have been given and received on the next Business Day. Any notice transmitted by e-mail shall be deemed to have been given and received at the time of receipt. If such day is not a Business Day, or if the transmission of e-mail is received after 4:00 p.m. (addressee’s local time), then the notice shall be deemed to have been given and received on the next Business Day.

Section 6.10          Counterparts; Email and Electronic Signatures

This Agreement may be signed in one or more counterparts, each of which once signed shall be deemed to be an original. All such counterparts together shall constitute one and the same instrument. Notwithstanding the date of execution of any counterpart, each counterpart shall be deemed to bear the effective date first written above. This Agreement, any and all agreements and instruments executed and delivered in accordance herewith, along with any amendments hereto or thereto, to the extent signed and delivered by means of a scanned email or internet transmission copy or other means of electronic transmission, shall be treated in all manner and respects and for all purposes as an original signature, agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

Section 6.11          Governing Law and Jurisdiction for Disputes

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario (without giving effect to any conflict of laws principles thereunder) and the federal laws of Canada applicable therein.

Each Party, by its execution hereof, (a) hereby irrevocably submits to the exclusive jurisdictions of the Ontario courts situated in the City of Toronto for the purpose of any action, claim, cause of action or suit (in contract, delict or otherwise), inquiry, proceeding or investigation arising out of or based upon this Agreement or relating to the subject matter hereof, (b) hereby waives to the extent not prohibited by applicable law, and agrees not to assert by way of motion, as a defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named court, that its property is exempt or immune from attachment or execution, that any such proceeding brought in the above- named court is improper, or that this Agreement or the subject matter hereof or thereof may not be enforced in or by such court and (c) hereby agrees not to commence or maintain any action, claim, cause of action or suit (in contract, delict or otherwise), inquiry, proceeding or investigation arising out of or based upon this Agreement or relating to the subject matter hereof or thereof other than before the above-named court nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit (in contract, delict or otherwise), inquiry, proceeding or investigation to any court other than the above-named court whether on the grounds of inconvenient forum or otherwise. Notwithstanding the foregoing, to the extent that any Party is or becomes a party in any litigation in connection with which it may assert indemnification rights set forth in this Agreement, the court in which such litigation is being heard shall be deemed to be included in clause (a) above. Notwithstanding the foregoing, any Party may commence and maintain an action to enforce a judgment of the above-named court in any court of competent jurisdiction. Each Party hereby consents to service of process in any such proceeding in any manner permitted by the laws of Ontario, and agrees that service of process by registered or certified mail, return receipt requested, at its address specified pursuant to Section 6.9 is reasonably calculated to give actual notice. Any Party that commences an action hereunder in the above-named court shall not be required to post any bond in connection therewith.

Section 6.12          Consent

Where a provision of this Agreement requires an approval or consent by a Party and written notification of such approval or consent is not delivered within the applicable time in accordance with this Agreement, then the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent, except as otherwise provided herein.

Section 6.13          Third Party Beneficiaries

The terms and provisions of this Agreement are intended solely for the benefit of the Parties and their respective successors and permitted assigns, and, except as set forth in Section 3.7 and Section 3.8, it is not the intention of the Parties to confer any third party beneficiary rights and this Agreement does not confer any such rights upon any third party (including any holders of securities of the Company) that are not party to this Agreement.

Section 6.14          Remedies

Each Party agrees that an award of monetary damages would not be an adequate remedy for any loss incurred by reason of any breach of this Agreement and that, in the event of any breach or threatened breach of this Agreement by a Party, the Company or the Holder, as the case may be, will be entitled, without the posting of bond, to equitable relief, including injunctive relief and specific performance. Such remedies shall not be the exclusive remedies for any breach or threatened breach of this Agreement but will be in addition to all other remedies available at law or in equity.

Section 6.15          Authority

Each Party represents and warrants to and agrees with each other Party that the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized on behalf of such Party and do not violate any agreement or other instrument applicable to such Party or by which its assets are bound. This Agreement does not, and shall not be construed to, give rise to the creation of a partnership among any of the Parties, or to constitute any of such Parties members of a joint venture or other association.

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF the Parties have caused this Agreement to be duly executed as of the date first written above.

GLASS HOUSE BRANDS INC.

By:	(signed) “Kyle Kazan”
Name: Kyle Kazan
Title: Chief Executive Officer

PRINCIPAL HOLDERS

(signed by the Principal Holders)

OTHER HOLDERS

(signed by the Other Holders)

SCHEDULE “A”

REGISTRATION PROCEDURES

1.1.          Registration Procedures

In connection with the Company’s Demand Registration and Piggy-Back Registration obligations pursuant to the Agreement, the Company will use commercially reasonable efforts in accordance with the Agreement to effect the qualification for the offer and sale or other disposition or Distribution of Registrable Securities of the Participating Holders in one or more Canadian jurisdictions as directed by such Participating Holders, and in pursuance thereof the Company will as expeditiously as possible:

(i)	but in any event within 60 days after the Company’s receipt of the Demand Notice, prepare and file in the English language and, if required and desirable in the sole discretion of the Company, French language, with the applicable Securities Regulators a preliminary Prospectus and, promptly thereafter, a final Prospectus under and in compliance with the applicable Securities Laws, relating to the applicable Demand Registration or Piggy-Back Registration, including all exhibits, financial statements and such other related documents required by the Securities Regulators to be filed therewith, and use its commercially reasonable efforts to cause such Prospectus to be receipted; and the Company will furnish to the Participating Holders and the managing underwriters or underwriters, if any, copies of such preliminary Prospectus and final Prospectus and any amendments or supplements in the form filed with the Securities Regulators, promptly after the filing of such preliminary Prospectus and final Prospectus, amendments or supplements;

(ii)	prepare and file with the Securities Regulators such amendments and supplements to the preliminary Prospectus and final Prospectus as may be necessary to complete the Distribution of all such Registrable Securities and as required under the Securities Act or under any provisions of Securities Laws applicable to the Demand Registration or Piggy-Back Registration effective and in compliance with such Securities Laws until the earliest of (i) the date on which all Registrable Securities and other securities covered by the Demand Registration or Piggy-Back Registration have been disposed of or such securities have been withdrawn and (ii) the date on which all Registrable Securities and other securities covered by the Demand Registration or Piggy-Back Registration have ceased to be Registrable Securities;

(iii)	notify the Participating Holders and the managing underwriter or underwriters, if any, and (if requested) confirm such advice in writing, as soon as practicable after notice thereof is received by the Company (i) when the preliminary Prospectus and final Prospectus or any amendment thereto has been filed or been receipted, and furnish to the Participating Holders and managing underwriters or underwriters, if any, with copies thereof, (ii) of any request by the Securities Regulators for amendments to the preliminary Prospectus or the final Prospectus or for additional information, (iii) of the issuance by the Securities Regulators of any stop order or cease trade order relating to the Prospectus or any order preventing or suspending the use of any preliminary Prospectus or final Prospectus or the initiation or threatening of any proceedings for such purposes, and (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities for offering or sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

(iv)	promptly notify the Participating Holders and the managing underwriter or underwriters, if any, when the Company becomes aware of the happening of any event as a result of which the Prospectus contains any untrue statement of a material fact or omits to state a material fact necessary to make the statement therein (in the case of the Prospectus in light of the circumstances under which they were made) when such Prospectus was delivered not misleading, fails to constitute full, true and plain disclosure of all material facts regarding the Registrable Securities when such Prospectus was delivered or if for any other reason it will be necessary during such time period to amend or supplement the preliminary Prospectus or the final Prospectus in order to comply with Securities Laws and, in either case as promptly as practicable, prepare and file with the Securities Regulators, and furnish to the Participating Holders and the managing underwriters or underwriters, if any, a supplement or amendment to such preliminary Prospectus or final Prospectus which will correct such statement or omission or effect such compliance;

(v)	use commercially reasonable efforts to obtain the withdrawal of any stop order, cease trade order or other order against the Company or affecting the securities of the Company suspending the use of any Prospectus or suspending the qualification of any Registrable Securities covered by the Prospectus, or the initiation or the threatening of any proceedings for such purposes;

(vi)	furnish to the Participating Holders and each managing underwriter or underwriters, if any, without charge, one executed copy and as many conformed copies as they may reasonably request, of the Prospectus, including financial statements and schedules and all documents incorporated therein by reference, and provide the Participating Holders and their respective counsel with a reasonable opportunity to review and provide comments to the Company on the Prospectus;

(vii)	deliver to the Participating Holders, such Participating Holders’ legal counsel and the underwriters, if any, without charge, as many commercial copies of the preliminary Prospectus and the final Prospectus and any amendment or supplement thereto as such Persons may reasonably request (it being understood that the Company consents to the use of the preliminary Prospectus and the final Prospectus or any amendment or supplement thereto by each of the Participating Holders and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by the preliminary Prospectus and the final Prospectus or any amendment or supplement thereto) and such other documents as the Participating Holders may reasonably request in order to facilitate the disposition of the Registrable Securities by such Person;

(viii)	on or prior to the date on which a receipt is issued for the Prospectus by the applicable Securities Regulators, use commercially reasonable efforts to qualify, and cooperate with the Participating Holders, the managing underwriter or underwriters, if any, and their respective counsel in connection with the qualification of, such Registrable Securities for offer and sale under the Securities Laws of each province and/or territory of Canada, as applicable, as any such Person or underwriter reasonably requests in writing provided that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to general service of process in any such jurisdiction where it is not then so subject;

(ix)	in connection with any underwritten offering enter into customary agreements, including an underwriting agreement with the underwriter or underwriters, such agreements to contain such representations and warranties by the Company and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions and indemnification provisions and/or agreements substantially consistent with Article 3 of the Agreement, but in any event, which agreements will contain provisions for the indemnification by the underwriter or underwriters in favour of the Company with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Prospectus included in reliance upon and in conformity with written information furnished to the Company by any underwriter in writing;

(x)	as promptly as practicable after filing with the Securities Regulators any document which is incorporated by reference into the Prospectus, provide copies of such document to the Participating Holders and their respective counsel and to the managing underwriters or underwriters, if any;

(xi)	file, and to not withdraw, a notice declaring its intention to be qualified to file a short form prospectus as soon as permitted by applicable Securities Laws;

(xii)	use its commercially reasonable efforts to obtain a customary legal opinion, in the form and substance as is customarily given by external company counsel in securities offerings, addressed to the Participating Holders and the underwriters, if any, and such other Persons as the underwriting agreement may reasonably specify, and a customary “comfort letter” from the Company’s auditor and/or the auditors of any financial statements included or incorporated by reference in a Prospectus;

(xiii)	furnish to the Participating Holders and the managing underwriter or underwriters, if any, and such other Persons as the Participating Holders may reasonably specify, such corporate certificates, satisfactory to the Participating Holders acting reasonably, as are customarily furnished in securities offerings, and, in each case, covering substantially the same matters as are customarily covered in such documents in the relevant jurisdictions and such other matters as the Participating Holders may reasonably request;

(xiv)	provide and cause to be maintained a transfer agent and registrar for such Subordinate Shares not later than the date a receipt is issued for the final Prospectus by the applicable Securities Regulators and use its best efforts to cause all Subordinate Shares covered by the Prospectus to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

(xv)	participate in such marketing efforts as the Participating Holders or managing underwriter or underwriters, if any, determine are reasonably necessary, such as “roadshows”, institutional investor meetings and similar events; and

(xvi)	take such other actions and execute and deliver such other documents as may be reasonably necessary to give full effect to the rights of each Participating Holder under the Agreement.

1.2.         Participating Holder’s Obligations

The Company may require the Participating Holders to furnish to the Company such information regarding the Distribution of such Registrable Securities and such other information relating to the Participating Holders and their respective beneficial ownership of Subordinate Shares as the Company may from time to time reasonably request in writing in order to comply with applicable Securities Laws in each jurisdiction in which a Demand Registration or Piggy-Back Registration is to be effected. The Participating Holders agree to furnish such information to the Company and to cooperate with the Company as necessary to enable the Company to comply with the provisions of the Agreement and applicable Securities Laws. The Participating Holders will promptly notify the Company when a Participating Holder becomes aware of the happening of any event (insofar as it relates to such Participating Holder or information provided by such Participating Holder in writing for inclusion in the applicable Prospectus) as a result of which the Prospectus contains any untrue statement of a material fact or omits to state a material fact necessary to make the statement therein (in the case of the Prospectus in light of the circumstances under which they were made) when such Prospectus was delivered not misleading or, if for any other reason it will be necessary during such time period to amend or supplement the preliminary Prospectus or the final Prospectus in order to comply with Securities Laws.

Each Participating Holder, if requested by the underwriter or underwriters of such Distribution, if any, agrees to become bound by and to execute and deliver a lock-up agreement restricting such Holder’s right, for a period of time not to exceed 120 days, to (a) offer, sell, issue, contract to sell, pledge or otherwise dispose of any Shares owned directly or indirectly, or under its control or direction, rights to purchase Shares, or any securities convertible into or exercisable or exchangeable for Shares, (b) make any short sale, engage in any hedging transaction, or otherwise enter into any swap, hedge or any other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of Shares, whether any such transaction is to be settled by delivery of the Shares, other securities, cash or otherwise, or (c) agree or publicly announce any intention to do any of the foregoing. Notwithstanding the foregoing, such lock-up agreement shall not apply to (i) dispositions pursuant to a bona fide third party take-over bid made to all or substantially all of the shareholders of the Company or similar merger or acquisition transaction provided that in the event that the take-over bid or merger or acquisition transaction is not completed, any Shares held by the Holder shall remain subject to the restrictions contained in the applicable lock-up agreement; or (ii) any Registrable Securities sold pursuant to a prospectus for such Distribution.

In addition, the Participating Holders shall, if required under applicable Securities Laws, execute any certificate forming part of a preliminary Prospectus or a final Prospectus to be filed with the applicable Securities Regulators.

In connection with any underwritten offering in connection with a Demand Registration or a Piggy-Back Registration, the Participating Holder shall enter into customary agreements, including an underwriting agreement with the underwriter or underwriters, such agreements to contain such representations and warranties by the Participating Holder and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions and indemnification provisions and/or agreements substantially consistent with Article 3 of the Agreement, but in any event, which agreements will contain provisions for the indemnification by the underwriter or underwriters in favour of the Participating Holder with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Prospectus included in reliance upon and in conformity with written information furnished to the Company by the underwriter in writing.

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